Buhler Manufacturing
BALANCE SHEET
(Unaudited)

AS AT
September 30

	2006	2005
Assets
Current Assets
Cash	-	4,377,488
Accounts Receivable
Trade	7,450,869	(73,220)
Employees	23,217	119,794
GST	180,780	16,051
Doubtful Accounts	-	(60,074)
Group Insurance	10,096	2,546
Accounts Receivable	7,664,962	5,097
Inventory
Inventory - RM	8,938,855	14,067,417
Inventory -WIP	2,902,107	1,650,000
Inventory - FG	21,517,295	16,951,399
Inventory	33,358,257	32,668,816
Prepaid Expenses
Realty & Business Tax	178,224	184,090
Insurance	94,319	102,368
Deposits	615	639
Other	62,120	136,758
Prepaid Expenses	335,278	423,856
Loans	4,262,671	3,995,743
Due From Related Parties
Due from Consolidated Companies	96,961,762	66,174,349
Highland Park Financial Inc.	-	7,743,744
Due From Related Parties	96,961,762	73,918,093
Total Current Assets	142,582,930	115,389,093
Long Term Assets
Investments	15,000	20,053
Total Long Term Assets	15,000	20,053
Total Assets	142,597,930	115,409,146

Buhler Manufacturing
BALANCE SHEET
(Unaudited)

AS AT
September 30

	2006	2005
Liabilities
Current Liabilities
Bank Indebtedness
Canadian Funds	5,246,554	-
US Funds	536,693	2,677,412
Bank Indebtedness	5,783,247	2,677,412
Trade
Canadian Funds	729,400	1,134,950
US Funds	588,679	1,136,295
Trade	1,318,079	2,271,245
Loans	690,496	660,647
Wages & Benefits	1,832,132	1,701,558
Government Remittances
Retail Sales Tax	6,044	11,211
QST	13,298	6,306
H&E Tax	25,372	26,644
Government Remittances	44,714	44,161
Accrued Liabilities
Security Deposits	(5,065)	(5,065)
Other	1,256,742	1,955,595
Accrued Liabilities	1,251,677	1,950,530
Due To Related Parties
Consolidated Companies	31,397,689	21,089,206
Highland Park Financial Inc.	235,431	-
Due To Related Parties	31,633,120	21,089,206
Operating Loan	10,000,000	-
Due from Plaintree	2,516,721	2,512,114
Warranty	5,000	5,000
Total Current Liabilities	55,075,186	32,911,873
Total Liabilities	55,075,188	32,911,872

Buhler Manufacturing
BALANCE SHEET
(Unaudited)

AS AT
September 30

	2006	2005
Partnership Equity
Capital	87,522,742	82,497,274
Earnings
Net Income (Loss)	9,853,861	11,935,369
Partnership Distributions	(9,853,861)	(11,935,369)
	-	-
Total Partnership Equity	87,522,742	82,497,274
Total Liabilities & Partnership Equity	142,597,930	115,409,146

Buhler Manufacturing

STATEMENT OF INCOME AND RETAINED EARNINGS
(Unaudited)

	FOR THE 12 MONTHS ENDING
	September 30
	2006	%	2005	%
Revenue
Sales	78,626,972	91.2	84,413,373	90.6
Commissions	4,560	-	3,920	-
Scrap	529,554	0.6	635,381	0.7
Expense Recoveries	3,881,758	4.5	3,587,081	3.9
Rent	5,439	-	14,072	-
Management Fees	7,043,945	8.2	8,773,092	9.4
Volume Rebates	653,508	0.8	725,206	0.8
Cash Discounts Allowed	(3,183,186)	(3.7)	(3,572,385)	(3.8)
Total Revenue	86,255,535	100.0	93,129,328	100.0
Cost of Goods Sold
Material Costs
Net Direct Material Costs	40,733,082	47.2	46,618,882	50.1
Freight	1,146,742	1.3	1,055,859	1.1
Material Costs	41,879,824	48.6	47,674,740	51.2
Direct Labour
Wages	9,710,865	11.3	9,295,767	10.0
Direct Labour	9,710,865	11.3	9,295,767	10.0
Variable Overhead
Supplies	2,958,839	3.4	2,972,643	3.2
Repairs & Maintenance	956,014	1.1	1,339,523	1.4
Quality Assurance	592,643	0.7	730,527	0.8
Indirect Wages	5,051,171	5.9	4,577,419	4.9
Variable Overhead	9,558,666	11.1	9,620,112	10.3
Fixed Overhead
Property Tax	698,118	0.8	713,074	0.8
Rent	1,183,330	1.4	1,099,900	1.2
Utilities	1,475,279	1.7	1,339,592	1.4
Travel	77,288	0.1	78,430	0.1
Fixed Overhead	3,434,015	4.0	3,230,996	3.5
Support Costs
Cost of Goods Sold	64,583,369	74.9	69,821,616	75.0
Gross Margin	21,672,166	25.1	23,307,712	25.0
Operating Expenses
Selling Expenses
Wages & Benefits	1,529,516	1.8	1,610,598	1.7
Advertising	1,098,500	1.3	1,221,805	1.3
Repairs & Maintenance	215,016	0.2	201,865	0.2
Travel	388,089	0.4	423,480	0.5
Communication	50,646	0.1	48,746	0.1
Warehouse Supplies	9,331	-	8,377	-
Shipping	2,987,688	3.5	2,701,927	2.9
Credit Fees	5,897	-	85,862	0.1
Selling Expenses	6,284,683	7.3	6,302,660	6.8

	FOR THE 12 MONTHS ENDING
	September 30
	2006	%	2005	%
Admin Expenses
Interest & Bank Charges	901,341	1.0	195,943	0.2
Professional Fees	114,981	0.1	273,223	0.3
Property Tax	91,507	0.1	70,290	0.1
Wages	3,636,496	4.2	3,335,195	3.6
Insurance	7,687	-	31,943	-
Utilities	39,136	-	36,737	-
Office Expenses	910,477	1.1	927,770	1.0
Admin Expenses	5,701,625	6.6	4,871,102	5.2
R&D
Wages & Benefits	788,113	0.9	711,783	0.8
Supplies	83,331	0.1	153,097	0.2
Travel	2,987	-	6,415	-
R&D	874,430	1.0	871,295	0.9
Total Expenses	12,860,738	14.9	12,045,057	12.9
Other Income Items
Foreign Exchange	(2,509,442)	(2.9)	(487,610)	(0.5)
Dividends	-	-	23,730	-
Interest	3,551,877	4.1	1,134,031	1.2
Grants	-	-	2,563	-
Other Income Items	1,042,434	1.2	(672,713)	0.7
Income Before Taxes	9,853,862	11.4	11,935,368	12.8
Income Taxes
Net Income (Loss)	9,853,862	11.4	11,935,368	12.8